ADVISORY AGREEMENT

THIS AGREEMENT is made and entered into the 1st day of November, 2007 by and among COUNTRY TRUST BANK, a federally chartered thrift institution (“CTB”), and COUNTRY INVESTORS LIFE ASSURANCE COMPANY (the “Company”), on its own behalf and on behalf of each segregated asset account of the Company set forth on Schedule A hereto as may be amended from time to time (the “Variable Products”).

RECITALS

WHEREAS, the Company desires to offer customers an asset allocation program to assist customers in selecting investment options and allocation amounts for the Variable Products; and

WHEREAS, CTB is a federally chartered thrift, providing investment management services; and

WHEREAS, the Company desires to retain the services of CTB for development of said asset allocation plans and CTB desires to provide such services.

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree to as follows.

1.    Appointment. Company appoints CTB to provide advisory services to Company in accordance with the terms and conditions of this Agreement.

2.    Services. CTB will perform its duties hereunder with full regard to all applicable federal and state laws and regulations. CTB will provide the Company with asset allocation models to use in conjunction with the Variable Products. The asset allocation models shall consist of an array of asset allocation model portfolios which cover a spectrum of investment time horizons and risk tolerances. Each model portfolio shall be monitored by CTB and reviewed annually for adjustments. CTB shall also review and adjust the model portfolios whenever there is a change in the investment options of the Variable Products. CTB services shall be limited to the development of the asset allocation models by devising models from the investment options available in the Variable Products and offering appropriate investment allocations within the investment options chosen for each model. These models are non-discretionary on the part of CTB.

3    Charges. The Company shall pay CTB ten-thousand dollars ($10,000.00) upon execution of this Agreement and ten-thousand ($10,000.00) on an annual basis thereafter for services provided under this Agreement. The fee for services under this Agreement may be changed upon mutual agreement of both parties.

4.    Payment. Except for payment due at execution of this Agreement, CTB shall bill Company yearly on or about March 1st with payment due prior to March 31st of each year. Each payment shall be for services provided between April 1st of the prior year and March 31st of the following year.

5.    Term and Termination. This Agreement is for a period of one year from the date hereof, and shall automatically be renewed from year to year thereafter except that either party may terminate this Agreement at any time upon sixty (60) days’ written notice to the other.

6.    Assignment. Any assignment of this Agreement by CTB without the prior written approval of the Company shall automatically terminate this Agreement.

7.    Governing Law. This Agreement shall be construed, interpreted, and enforced according to the laws of the State of Illinois. Enforceability and invalidity of any section, paragraph or provision of this Agreement shall not affect the validity of the remaining Agreement.

IN WITNESS WHEREOF, this Agreement has been executed in duplicate by the parties hereto at Bloomington, Illinois as of the day and year first written above.

BY:	/s/ Robert W. Rush
Robert W. Rush, Senior Vice President COUNTRY Trust Bank

BY:	/s/ Wade V. Harrison
Wade V. Harrison, Senior Vice President Life/Health Operations COUNTRY Investors Life Assurance Company

SCHEDULE A

COUNTRY Investors Variable Annuity Account

-Flexible Premium Deferred Variable Annuity Contract

COUNTRY Investors Variable Life Account

-Flexible Premium Deferred Variable Life Insurance Policy